UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F
☐  Form 40-F

COURT MEETING OF SHAREHOLDERS AND GENERAL MEETING OF SHAREHOLDERS

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K dated May 28, 2024, by Atlantica Sustainable Infrastructure plc (the “Company” or “Atlantica”), on May 27, 2024, the Company entered into a transaction agreement with California Buyer Limited (“Bidco”) providing for, subject to the terms and conditions of such transaction agreement, the acquisition of the Company by Bidco (the “Transaction”), which is expected to be implemented by means of a scheme of arrangement under the laws of England and Wales (the “Scheme”).

On July 16, 2024, the Company issued a press release announcing the publication of a scheme circular setting out further information relating to the Scheme (the “Scheme Circular”). The Scheme Circular includes a notice convening a meeting of the shareholders of the Company by the High Court of Justice of England and Wales at which shareholders will be asked to approve the Scheme (the “Court Meeting”) and a general meeting of the shareholders of the Company to approve certain other matters in connection with the Scheme (the “General Meeting”). The Court Meeting and the General Meeting will each be held on August 8, 2024. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

A copy of the Scheme Circular, form of proxy card for the Court Meeting and form of proxy for the General Meeting are furnished herewith as Exhibits 99.2, 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the Transaction. This communication is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which includes an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investor Relations website (https://www.atlantica.com/web/en/investors/).

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the Transaction and the implementation of the Scheme, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the Scheme.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, including the Company Shareholder Approvals, the sanction of the Scheme by the Court or the satisfaction of other closing conditions to consummate the Transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement or any unanticipated difficulties or expenditures relating to the proposed Transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the Transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the Transaction or any further announcements or the consummation of the Transaction on the market price of Atlantica’s shares and, if the Transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed Transaction and the dedication of substantial resources of the Company to the completion of the Transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the Company Termination Fee pursuant to the terms of the Transaction Agreement; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

NO OFFER OR SOLICITATION

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated July 16, 2024.
99.2	Scheme Circular, dated July 16, 2024.
99.3	Form of proxy for the Court Meeting.
99.4	Form of proxy for the General Meeting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer

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